Arkadia International

5348 Vegas Drive, # 1107 Las Vegas, Nevada 89108

619-507-5806

Email: info@arkadiainternational.com

November 8, 2013

Susan Block

Attorney-Advisor

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Arkadia International

Amendment No. 5 to Registration Statement on Form S-1

Filed November 8, 2013

File No. 333-190067

Dear Ms. Block:

Arkadia International (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment Number 5 to the Registration Statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated November 6, 2013 (the "Comment Letter"), with reference to the Company's Amendment No. 4 to Registration Statement on Form S-1 filed with the Commission on October 28, 2013.

In General

1. Please provide a currently dated consent from the independent registered public accounting firm.

Our response: We have provided a currently dated consent from the independent registered public accounting firm. Please see Exhibit 23.1.

Management’s Discussion and Analysis of Financial Condition, page 21

General discussion, page 21

2. We note your response to our prior comment 11 and reissue. The disclosure contained in the first paragraph does not appear consistent with the remainder of the prospectus regarding your focus on automobiles and auto industry equipment. In this regard, we note the references to building and decoration materials, paints, polymers, plastics, tools, electrical equipment and appliances. Please reconcile and clarify throughout the prospectus, if necessary, such as in your summary section. To the extent you discuss additional business plans, such as expanding the scope of the items you plan to export and sell, please balance the disclosure with the steps you need to implement to be able to do that, including timeframes and any need for additional financing. Additionally, we note that the first and second paragraphs appear to be identical. Please revise to remove repetitive disclosure.

Our response: We removed repetitive disclosure, clarify throughout the prospectus our focus on automobiles and auto industry equipment and reconciled the first paragraph as is below:

General discussion

We are a development stage entity incorporated in the State of Nevada on February 21, 2013. We are in the business of providing export-import service such as: auto industry products, vehicles and special equipment (as a car lifts) including auto parts, tires as well. Also we provide through our costumers deliver the selected products to the shipping company for delivery to the buyer.

Readers are referred to the cautionary statement, which addresses forward-looking statements made by us.

Notes to Financial Statements

Note 1 – Description of Business, page F-6

3. We note your response to our prior comment 13. However, we reissue our prior comment. You state on page F-6, and again on page F-13, that recorded revenues were generated from customers’ payments and from commissions earned through contracted services. This suggests that you have recorded revenues on a gross basis with respect to the sale of cars and also recorded revenues on a net basis with respect to commissions earned. This notion is further supported by your disclosure on page 6, which states that 3 customers bought cars from you and use your services to ship their cargo. Please clarify on pages F-6 and F-13 whether or not your revenue includes:

        • Any amounts related to the sale of cars, or

        • Commissions earned, or

        • Both of the above.

        Our response: We have deleted on page #6 phrase: “and use our services to ship their cargo”, because we do not actually perform the shipping services. This service performed our shipping company General Container Line.

        In previous disclosure we meant that car prices would be include cost of shipping too. The other words we receive payments from our customers that include cost of cars and cost of shipping.

        However some costumers would like to pay separate for the car and for the shipping as a commission. In this situation we consider to indicate that our revenue includes: The amounts related to the sale of cars and commissions earned.

        On pages F-6 and F-13 we added: Our revenue includes the amounts related to the sale of cars and commissions earned.

        Note 2 – Summary of Significant Accounting Policies, page F-6

        Revenue Recognition, page F-7

4. We note your response to our prior comment 14. However, your revenue recognition policy continues to reiterate the overall revenue recognition requirements under U.S. GAAP. Please tell us in detail, and revise your disclosure in Note 2 to your interim and audited financial statements, to discuss how your current revenue recognition methodology complies with the Principal-Agent Considerations discussed in ASC Topic 605-45. In particular, tell us and disclose how you considered this literature in determining whether to report revenue gross as a principal or net as an agent for any amounts related to the sale of cars and/or commissions earned, as applicable.

Our response: On page F7 and F13 we reconcile the revenue recognition.

Recording revenue at gross means that we record all of the revenue from a sale transaction on our income statement. Recording revenue at net usually means that we’re only recording a commission on the sale transaction as our entire revenue.

In accordance with ASC 605-45, the following indicators may support recording revenue on a gross basis:

The company is the primary responsible in the arrangement.

When we sell cars to our customers, there are contracts between our customers and us. There are no other a separate contracts between our customers and shipping company, or between our customers and third-party service providers.  Our customer is not a party to our contract with the third-party service provider or our contract with shipping company. Even though the shipping company is responsible for delivery containers for our customers in real we also act as a guarantor and responsible for delivery.

Our costumers are not involved in the communication between us and shipping company or third-party service providers.  As discussed in greater detail in our prior response, we could be held contractually obligated to perform the services.

The company has general inventory risk—before customer order is placed or upon customer return.

We do not place an order for shipping company or third-party services until after our customer places an order with us and, generally, we do not accept returns of these arrangements. As a result, we have no inventory risk.  This factor indicated that we should report revenue on a gross basis.

The company has the freedom to determine the selling price

 We have discretion in establishing the sales price in these arrangements, which indicated that we should report revenue on a gross basis.

The risk of non-payment

When a customer places an order that include involving third-party services provider we collect payments upfront for cover our expenses. This is an indicator that revenue for the sale of other services should be reported on a gross basis.

Participation in the selection and determining the proper vehicle for the customers needs.

All the time we not only take orders, but also assist in selecting cars, advise and find the best option for our customers. This involvement suggested that we should report revenue on a gross basis.

Physical loss after customer order or during shipping.

We concluded that this indicator was not applicable to the third-party services.

Credit risk.

We don’t have the credit risk because we collect payments before shipping which indicated that we should report revenue on a gross basis.

Given the above we considerate recording revenue at gross. That means that we record all of the revenue from a sale transaction on our Statement of Operations.

Please direct any further comments or questions you may have to the company at info@arkadiainternational.com

Thank you.

Sincerely,

/S/ Vladimir Shekhtman

Vladimir Shekhtman, Director, CEO